Exhibit 99.2

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> Notice of the 2004 Annual General Meeting of Eidos plc

This document is important and requires your immediate attention

When considering what action you should take, you are
recommended to seek advice immediately from your stockbroker, solicitor, accountant or other professional adviser duly authorised under the Financial Services and Markets Act 2000. If you no longer hold Ordinary shares in Eidos plc, please forward this circular
(together with the Report and Accounts for the year ended 30 June
2004 and the accompanying Form of Proxy) to the purchaser or transferee, or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Notice of the Annual General Meeting of Eidos plc to be held at 12.00 noon on Thursday, 25 November 2004 is set out in this circular. To be valid for use at the Meeting, the enclosed Form of Proxy should be completed and returned, in accordance with the instructions detailed thereon, to the Company’s Registrar,
Computershare Investor Services PLC, PO Box 1075, Bristol BS99
3FA, as soon as possible and, in any event, so as to arrive no later than 12.00 noon on 23 November 2004.

> Contents

1	Letter from the Chairman
2	Notice of 2004 Annual General Meeting
3	Notes to the AGM Notice
4	Explanatory Notes on the Special Business
5	Appendix

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>	Letter from the Chairman 13 October 2004

Dear Shareholder,

2004 Annual General Meeting (AGM or Meeting)
You will find enclosed with this letter a Notice convening the Company’s AGM to be held at 12.00 noon on Thursday, 25 November 2004 at the Company’s registered office: Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU. A location map appears on the enclosed Form of Proxy. The resolutions which shareholders will be asked to consider and approve are set out in the Notice of AGM on page 2. Explanatory notes on the various items of Special Business to be conducted at the Meeting are set out on page 4.

Report on Directors’ Remuneration
In accordance with the Directors’ Remuneration Report Regulations 2002, Resolution 2 provides shareholders with the opportunity to consider and, if thought fit, approve the Report on Directors’ Remuneration as set out on pages 12 to 17 of the Company’s Report and Accounts for the year ended 30 June 2004.

Action to be taken
Whether or not you are able to attend the AGM, the directors urge you to complete the reply-paid Form of Proxy enclosed and return it to the Company’s Registrar, Computershare Investor Services PLC, PO Box 1075, Bristol BS99 3FA, as soon as possible and, in any event, so as to arrive no later than 12.00 noon on 23 November 2004. Completion and return of the Form of Proxy will not preclude you from attending and voting in person at the AGM (in substitution for your proxy vote) should you subsequently decide to do so. If you have any issues or concerns arising from the business proposed to be conducted at the Meeting, please do not hesitate to write to me at the address set out below or to e-mail me at plc@eidos.com. A summary of the business transacted at the AGM, including any questions raised and answers given, together with a final proxy count statement, will be available on request from the Company’s Registrar shortly after the Meeting.

Recommendation
The Board believes that the proposed resolutions set out in the Notice of AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, your directors recommend you to vote in favour of each resolution, as they intend to do in respect of their own beneficial holdings.

Yours faithfully

John van Kuffeler
Chairman

Registered office:
Wimbledon Bridge House
1 Hartfield Road
Wimbledon
London SW19 3RU
United Kingdom

Telephone +44 (0)208 636 3000
Facsimile +44 (0)208 636 3001
www.eidos.com

Incorporated in England (registered number 2501949)

> 1 Eidos plc Notice of 2004 Annual General Meeting

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>	Notice of the 2004 Annual General Meeting of Eidos plc

Notice is hereby given that the Annual General Meeting of Eidos plc will be held at 12.00 noon on Thursday, 25 November 2004 at the Company’s registered office: Wimbledon Bridge House,1 Hartfield Road, Wimbledon, London SW19 3RU.

The following Routine and Special Business will be transacted at the Meeting of which items 1 to 7 will each be proposed as an Ordinary Resolution requiring no less than a simple majority of votes cast in favour for the resolution to be passed. Items 8 and 9 will each be proposed as a Special Resolution requiring no less than a 75% majority of votes cast in favour for the resolution to be passed.

Routine Business

Report and Accounts

1.	THAT the Directors’ Report and the Company’s audited statement of accounts for the 12 month period ended 30 June 2004 be received and adopted.

Report on Directors’ Remuneration

2.	THAT the Report on Directors’ Remuneration, as set out on pages 12 to 17 of the Report and Accounts (as referred to in 1. above), be and is hereby approved.

Re-election of directors

3.	THAT Mr David Adams who retires by rotation be re-elected as a director.

4.	THAT Mr Allen Thomas who retires by rotation be re-elected as a director.

Election of director

5.	THAT Mr Jonathan Kemp (appointed since the last Annual General Meeting), who retires in accordance with the Articles of Association, be elected as a director.

Re-appointment of auditors

6.	THAT KPMG Audit Plc be re-appointed as auditors and the directors be authorised to determine their remuneration.

Special Business*

Authority to allot securities

7.	THAT the directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 (the “Act”) to allot relevant securities (within the meaning of Section 80(2) of the Act) of up to an aggregate nominal value of £946,683, such authority to be in substitution for and to the exclusion of any previous authority conferred upon the directors and such authority to expire at the conclusion of the Company’s

* See also Explanatory Notes on the Special Business on page 4 next Annual General Meeting or, if earlier, 15 months from the date of this resolution, save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities of the Company to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred by this resolution had not expired.

Authority to disapply pre-emption rights

8.	THAT conditional upon and subject to the passing of Resolution 7 above, the directors be generally and unconditionally empowered pursuant to Section 95 of the Companies Act 1985 (the “Act”) to make allotments of equity securities (within the meaning of Section 94(2) of the Act) for cash pursuant to the authority conferred by the previous resolution as if Section 89(1) of the Act did not apply to any such allotment provided that such power shall be limited to:

	(a)	the allotment of equity securities in connection with or pursuant to any issue or offer by way of rights to the holders of Ordinary shares where the equity securities respectively attributable to the interest of holders of Ordinary shares are proportionate as nearly as may be practicable to the respective amounts of Ordinary shares held by them on a fixed record date, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to legal or practical issues under the laws of, or as a requirement of, any regulatory or stock exchange authority in any jurisdiction or territory or in relation to fractional entitlements; and/or

	(b)	the allotment of equity securities in connection with or pursuant to the terms of warrants to subscribe for equity securities or any share option scheme or plan or any long term incentive scheme or plan or any plan or option scheme in respect of American Depositary Shares for employees and directors of the Company approved by the Company in general meeting whether before or after the date of this agreement; and/or

	(c)	the allotment (otherwise than pursuant to sub-paragraph (a) or (b) of this resolution) of equity securities up to an aggregate nominal value of £142,002; such authority to expire at the conclusion of the Company’s next Annual General Meeting or, if earlier, 15 months from the date of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement notwithstanding that the power conferred by this resolution had expired.

> 2 Eidos plc Notice of 2004 Annual General Meeting

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>	Notes to the AGM Notice

Authority to make market purchases of shares

9.	THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 (the ‘Act’) to make market purchases (within the meaning of Section 163(3) of the Act) of Ordinary shares provided that:

	(a)	the maximum number of Ordinary shares hereby authorised to be purchased shall be 7,100,124 (representing 5% of the Company’s issued Ordinary share capital);

	(b)	the minimum price which may be paid for an Ordinary share shall be 2 pence;

	(c)	the maximum price which may be paid for an Ordinary share shall be an amount equal to 105% of the average of the middle market quotations for an Ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary share is purchased;

	(d)	unless previously renewed, varied or revoked the authority hereby conferred shall expire at the conclusion of the Company’s next Annual General Meeting or, if earlier, 15 months from the date of this resolution; and

	(e)	the Company may make a contract to purchase Ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Ordinary shares in pursuance of such contract or contracts.

By Order of the Board

Michael Arnaouti
Company Secretary

13 October 2004

Registered office:
Wimbledon Bridge House
1 Hartfield Road
Wimbledon
London SW19 3RU
United Kingdom

Brief biographical details of the directors seeking re-election are set out in the Appendix.

A member entitled to attend and vote at the Annual General Meeting (‘AGM’ or ‘Meeting’) is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company.

To be valid, a Form of Proxy[1] must be completed and any power of attorney or other authority under which it is executed (or a duly certified copy thereof) must be lodged with the Company’s Registrar, Computershare Investor Services PLC, PO Box 1075, Bristol BS99 3FA, no later than 12 noon on 23 November 2004. Completion and return of a Form of Proxy will not preclude a member subsequently from personally attending and voting at the AGM (in substitution for their proxy vote) if the member decides to do so.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the Register of Members of the Company as at 12 noon on 23 November 2004 or, if the Meeting is adjourned, on the Company’s Register of Members 48 hours before the time fixed for the adjourned meeting, shall be entitled to attend and/or vote at the Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the Register of Members after 12 noon on 23 November 2004 or, if the Meeting is adjourned, 48 hours before the time fixed for the adjourned Meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting, notwithstanding any provisions in any enactment, the Company’s Articles of Association or other instrument to the contrary.

There will be available for inspection at the Company’s registered office during normal business hours on any business day from the date of the Notice until the AGM and at the place of the Annual General Meeting for at least 15 minutes before the Meeting is held until its conclusion:

(a) copies of the executive directors’ service contracts together with all letters of appointment in respect of non-executive directors;

(b) the statutory register of directors’ interests (together with those, if any, of their family) in the share capital of the Company.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand on the register of members in respect of the relevant joint holdings.

1A reply-paid Form of Proxy accompanies this circular

> 3 Eidos plc Notice of 2004 Annual General Meeting

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>	Explanatory Notes on the Special Business: Resolutions 7 to 9

Resolutions 7 & 8: Authority for directors to allot securities and disapply pre-emption rights

The purpose of these resolutions is to renew for a further period until the earlier of the Company’s next Annual General Meeting or 25 February 2006, the authorities given at last year’s Annual General Meeting, pursuant to Sections 80 and 89 of the Companies Act 1985.

Resolution 7 will renew the directors’ authority to allot relevant securities up to an aggregate nominal amount of £946,683 representing 47,334,157 Ordinary shares of 2 pence each (being one-third of the Company’s current issued share capital). Resolution 8 renews the directors’ authority to issue shares for cash, either by way of a rights issue or offer to existing shareholders or to other persons on a non pre-emptive basis, provided that any issue for cash to such persons shall not exceed £142,002 representing 7,100,124 Ordinary shares of 2 pence each (being 5% of the Company’s current issued share capital). This resolution would also permit issues of shares under the terms of the Company’s share option schemes or in respect of outstanding warrants.

Although the directors have no present intention of making use of the authorities sought, they wish to retain the opportunity to act quickly and allot relevant securities within these limits if they consider it in the interests of the Company to do so. In any event, no issue will be made which would effectively alter the control of the Company without the prior approval of shareholders in general meeting.

Resolution 9: Authority for the Company to make market purchases of its own shares

Section 162 of the Companies Act 1985 permits a company to purchase its own shares provided it is authorised to do so by its Articles of Association and the purchase has been authorised by shareholders in general meeting. Your directors consider that there may be occasions when it would be desirable for the Company to purchase its own shares in the market for cancellation.

The Company’s Articles of Association already provide the appropriate authority for the Company to purchase its own shares, the purpose of this resolution is to renew the authority granted by shareholders at last year’s Annual General Meeting for the Company to make purchases of up to 7,100,124 Ordinary shares in the market (being 5% of the Company’s current issued share capital) for a period until the conclusion of its next Annual General Meeting or 25 February 2006, whichever is the earlier.

This proposal should not be taken as an indication that the Company will purchase its shares at any particular price, or at all, or to imply any opinion on the part of your directors as to the market or other value of the Company’s Ordinary shares. Your directors will only exercise the power to effect the purchase by the Company of its own shares at price levels and in circumstances which they consider to be in the interests of the Company, after taking account of its other investment opportunities and overall financial position, and which, in particular, would lead to a beneficial impact on the earnings per share of the remaining issued Ordinary shares. In any event, no purchase will be made which would effectively alter the control of the Company without the prior approval of shareholders in general meeting.

The total number of employee options and purchase rights to subscribe for equity shares currently outstanding (including acquisition related schemes) is approximately 9.8 million. This represents 6.9% of the Company’s current issued share capital. If the Company bought back the maximum number of shares permitted pursuant to the passing of this resolution, then the total number of options and purchase rights outstanding would represent 7.2% of the issued share capital as reduced following those repurchases.

> 4 Eidos plc Notice of 2004 Annual General Meeting

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>	Appendix

Appendix 1: Profiles of directors seeking re-election and election (Resolutions 3, 4 & 5)

David Adams (49) (a)(n)(r)
David joined the Board on 9 May 2001 as a non-executive Director and was appointed Senior Independent Director on 5 March 2003. He is currently Deputy Chief Executive and Finance Director of House of Fraser Plc. He was previously Finance Director of Asprey Plc, Texas Homecare, Dorothy Perkins and Topshop.

Allen Thomas (65) (a)(n)(r)
Allen joined the Board in September 1998 as a non-executive Director and is a lawyer qualified in England and the US. He currently also serves as a non-executive Director of Highway Insurance Holdings Plc and Penna Consulting Plc. Previously, he served as a partner at international law firm Paul, Weiss, Rifkind, Wharton & Garrison from 1973 to 1992, and was the founding partner of the firm’s Hong Kong office.

Jonathan Kemp (38)
Promoted to the Board on 1 December 2003, Jonathan has served as European Managing Director since November 2000. Prior to that he served as Managing Director of Eidos Interactive Limited from November 1998 and as its Sales Director from October 1997. Before joining Eidos he was Sales Director for Microprose Software Limited.

> 5 Eidos plc Notice of 2004 Annual General Meeting

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> Further Information

Eidos plc
Wimbledon Bridge House
1 Hartfield Road
Wimbledon
London SW19 3RU

Telephone: +44 (0) 20 8636 3000
Fax: +44 (0) 20 8636 3001
Email: plc@eidos.co.uk

© Eidos 2004. The name ‘Eidos’ and its logo device are trademarks of the Eidos Group of companies. All other trademarks are the property of their respective owners. All rights reserved.